LOCORR DISTRIBUTORS, LLC
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2025

LoCorr Distributors, LLC
TABLE OF CONTENTS
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-049568

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LoCorr Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

687 Excelsior Blvd

(No. and Street)

Excelsior	MN	55331
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon C. Essen	(952)767-6903	jessen@locorrfunds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC

(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Suite 3100 Dallas		TX	75201
(Address)	(City)	(State)	(Zip Code)
09/18/03		169	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jon C. Essen</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>LoCorr Distributors, LLC</u> , as of <u>12/31</u> , 2 <u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUALINE M BOIE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2029

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



**Report of Independent Registered Public Accounting Firm**

To the Member and Those Charged With Governance
LoCorr Distributors, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of LoCorr Distributors, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 31, 2026

LoCorr Distributors, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	1,007,084
Accounts receivable		92,108
Receivable from related entity		560,700
Receivable from non-customer		432,681
Furniture and equipment - at cost $264,895		
less accumulated depreciation of $264,895		-
Prepaid expenses		192,095
Total assets	$	2,284,668

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	907,000
Accounts payable and accrued expenses		195,354
Total liabilities		1,102,354
Member's equity		1,182,314
Total liabilities and member's equity	$	2,284,668

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenue

Fees from sale of Investment Company Shares	$	5,508,862
Commissions		430,015
Total revenue		5,938,877

Expenses

Salaries, commissions and benefits	3,897,830
Marketing and promotional expenses	386,149
Rent and occupancy costs	93,864
Regulatory costs	57,756
Technology and communications expenses	577,892
Professional Fees	159,063
Insurance	43,453
Travel expenses	1,029,082
Depreciation & Amortization	4,161
Other expenses	203,608
Total expenses	6,452,858
Net loss $	(513,981)

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance at January 1, 2025	$ 1,594,133
Net loss	(513,981)
Non-Cash Contributions	102,162
Balance at December 31, 2025	$ 1,182,314

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2025

Subordinated borrowings at January 1, 2025	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2025	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows used in operating activities:		
Net loss	$	(513,981)
Adjustments to reconcile net income to net cash flows		
provided by operating activities:		
Non-cash contributions		102,162
Depreciation & amortization		4,161
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		498,768
Receivable from related entity		92,874
Receivable from non-customer		(82,746)
Prepaid expenses		(28,759)
Increase (decrease) in liabilities:		
Commissions payable		330,500
Accounts payable and accrued expenses		50,665
Net cash flows used in operating activities		453,644
Net decrease in cash		453,644
Cash at beginning of year		553,440
Cash at end of year	$	1,007,084
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Notes to Financial Statements
December 31, 2025

_____

1.   **Organization**

LoCorr Distributors, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (NFA). The Company is incorporated under the laws of the state of Minnesota and is a wholly-owned subsidiary of Octavus Group, LLC (Parent) and acts as a wholesaler of alternative investments. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2.   **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Company:

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents.

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue – The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to market shares to financial institutions and their clients. The Company may receive fees paid by the fund manager up front or over time, or a combination thereof. The Company believes that its performance obligation is fulfilled upon the trade date of the securities sole by unaffiliated financial institutions to their clients. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains invested in a fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of a fund and the investor activities are known.

Income taxes – No provision for income taxes is presented in these financial statements as income or loss from operations is includable in the member's income tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2022-2025, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2025, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Property and Equipment – Property and equipment consists of office furniture and equipment and is recorded at cost and reduced by accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2025 was $0.00.

Goodwill – Assignment of certain placement agent agreements and is recorded at cost and reduced by accumulated amortization. Amortization is calculated using the straight-line method over fifteen years, the estimated useful life of the asset. Amortization expense for the year ended December 31, 2025 was $4,161. Remaining goodwill for the year ended December 31, 2025 was $38,836 and is included as a component of prepaid expenses.

_____

2.   Summary of Significant Accounting Policies (Continued)

Off balance sheet loss and credit risk – The Company had no transactions involving derivatives and other off balance sheet financial instruments such as futures, exchange trades, over the counter options or mortgage backed securities and no off-balance sheet credit risk at December 31, 2025.

Accounts Receivables and Credit Policies – The receivable balance represents amounts due for monthly fees from clients. Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and estimates an allowance if necessary. In the opinion of management at December 31, 2025, all receivables were considered collectible and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events, through January 29, 2026, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3.   Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(1) of SEC Rule 15c3-3.

4.   Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025 the Company had net capital and capital of $337,411 which was $263,921 in excess of its required net capital of$73,490. The Company's net capital ratio was 3.27 to 1.

5.   Related Party Transactions

The Company's Parent entity, through its wholly-owned subsidiary LoCorr Fund Management, LLC ("LFM"), a registered investment advisor, provides advisory services to LoCorr Investment Trust. LFM also has a minority investment in LoCorr Investment Trust for the year ended December 31, 2025. The Company shares services with a related party and invoices the related party for the shared cost. For the year ended December 31, 2025, shared services invoices totaled $6,515,707. The Company believes that the shared services receivable of $560,700 at December 31, 2025 is fully collectible. The Company also receives commissions based on a percentage of assets under management by LFM each period. For the year ended December 31, 2025, commissions totaled $5,508,862.   The Company believes that the commissions receivable of $432,681 at December 31, 2025 is fully collectible.

6.   Concentrations

The Company earned approximately 93% of its commission income and had 97% of its accounts receivables from LoCorr Investment Trust and LoCorr Fund Management for the year ended and as of December 31, 2025. The Company also earned 7% of its commission income and had 3% of its accounts receivables from another client for the year ended and as of December 31, 2025.

7.   Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

8.   Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB)

introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Financial Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2025   **Schedule I**

COMPUTATION OF NET CAPITAL

Total member's equity	$	1,182,314
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		1,182,314
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		92,108
Receivable from related entity		560,700
Furniture and equipment, net		-
Prepaid expenses		192,095
Total non-allowable assets		844,903
Net Capital	$	337,411

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	907,000
Accounts payable and accrued expenses		195,354
Total aggregate indebtedness	$	1,102,354
Percentage of aggregate indebtedness to Net Capital		327%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $1,102,354)	$	73,490
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	45,000
Net Capital requirement	$	73,490
Excess Net Capital	$	263,921
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	227,176

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1
   No material difference exists between the broker's most recent, unaudited,
   Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025   **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with
Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirement Under
Exhibit A of Rule 15c3-3

    No material difference exists between the broker's most recent, unaudited, Part IIA
filing and the Annual Audit Report.

LoCorr Distributors, LLC

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025   **Schedule III**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
LoCorr Distributors, LLC

We have reviewed the accompanying Exemption Report of LoCorr Distributors, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to paragraph (k)(1) throughout the fiscal year ended December 31, 2025 because it acted exclusively as a dealer (including engaging in proprietary trading) and promptly transmitted all customer funds and securities to the clearing broker or other permitted recipient.

2. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 31, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998



LoCorr Distributors, LLC's Exemption Report

LoCorr Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jon C. Essen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Chief Financial Officer
January 31, 2026